Contact:  Jeffrey T. Cook                Lissa Perlman
          Penwest                        Roanne Kulakoff
          206-462-6000                   Kekst and Company
                                         212-593-2655





Bellevue, Washington -- May 2, 1997 -- PENWEST, LTD. (NASDAQ:PENW) today announced that its Board of Directors has declared the Company's regular quarterly dividend and authorized modifications in its Shareholder Rights Plan.

The Board declared a regular $.05 per share dividend payable June 6, 1997 to shareholders of record at the close of business on May 16, 1997.

The Company said the changes to the Shareholder Rights Plan approved by the Board extend the expiration date of the Plan and strengthen the assurance that all shareholders would receive fair and equal treatment in the event of an unsolicited attempt to acquire the Company. The Board's actions were not taken in response to any known effort to acquire control of the Company.

As amended, the Plan provides for an expiration date of June 16, 2008, an exercise price of rights issued under the Plan of $100, and a share ownership threshold at which rights become exercisable of 15%. The Plan previously was scheduled to expire in 1998.

The amended and restated Plan is included with a Form 8-K that will be filed with the Securities and Exchange Commission.

PENWEST develops, manufactures and markets specialty carbohydrate chemicals for papermaking, pharmaceutical products and specialty food ingredients.